Exhibit 5.1


ITEM 5 -  FUTURE PLANS OF INSURER

     A.   Investment Value

     Ballantrae has no current plans to declare an extraordinary dividend, to liquidate the Insurer, to sell any of its assets, to merge it with any other person or persons or, except as discussed herein, to seek any material change in the business operations, corporate structure or management of the Insurer. Ballantrae and its principals believe that the Trust Certificate and Shares represent an attractive long-term investment opportunity and the realization of that investment opportunity was and remains the primary reason for the investment described herein.

     Ballantrae believes that an investment in North East represents an attractive investment opportunity for the following reasons:

     1. The Purchase Agreement contemplates a favorable purchase price, equal to approximately fifty percent (50%) of shareholders' equity on a per share basis;

     2. The stock price of North East is low or depressed for a number of reasons, including the following:

          (a) The trust arrangement discussed above creates illiquidity for approximately twenty-seven percent (27%) of the outstanding shares of North East, thereby limiting further the value, to some extent, of the remainder of North East's stock;

          (b) The financial, legal and regulatory problems that North East has faced over the past ten (10) years have severely restricted the company's ability to operate and grow, further limiting profitability and depressing stock price; and

          (c) Underwriting expenses currently are fifty percent plus (50+%) of net premiums earned - well above industry averages of thirty to thirty-five percent (30-35%).

     In summary, the investment value represented by the Purchase Agreement is, in the view of Ballantrae, substantial. In fact, Ballantrae believes that the approval of this Application and the related termination of the Trust will increase the opportunity for North East to grow prudently its net premiums earned, reduce underwriting expenses to a more reasonable percentage and therefore create a profitable company going forward for the benefit of shareholders and the insureds.

     B.   Enhanced Profitability

     As noted above, Ballantrae believes that North East's underwriting expenses as a percentage of premiums earned are well in excess of industry standards of thirty to thirty-five percent (30-35%). There are two primary ways of correcting this deficiency, namely (1) reducing expenses, or (2) increasing the volume of policies written and thereby premium volume (thereby creating economies of scale by spreading the same amount of expenses over a greater base of revenues). The Board of North East appears to be committed to maintaining talented personnel and, in general, on the basis of what Ballantrae knows at this time, it does not think that North East's high expense ratio can be substantially changed by cutting personnel expenses.
Applicant notes, however, that lack of surplus has probably impacted management's ability to invest in technology (though we recognize management's latest announcements about new systems being installed) at levels required to realize tangible cost savings. Thus, we believe that there are probably additional savings that can result from further investments in technology.

     However, Ballantrae believes that the key to enhancing the profitability of North East is growing the volume of premiums earned. In Applicant's opinion, to date management has been unable to increase premium volume for the following principal reasons:

     1. North East has a limited surplus base to support any material increase in premiums written;

     2. The Trust arrangement may have created uncertainty over North East's ability to raise additional capital in the event it was required to do so. In view of this limitation, North East may have been forced to be overly conservative, both with respect to new premium volume and the amount of premium ceded to reinsurers;

     3.   The A.M. Best rating of "D" severely restricts North
East's operations and the lines of business it can profitably pursue;

     4. North East was still engaged in lines of business (such as homeowner's) that, given its rating, financial instability and position in the market, it could not profitably underwrite in the State of Maine.

     We believe that with relatively few changes North East could be positioned for a period of prudent, moderate growth in premiums earned and thereby reach profitability on a recurring basis. Based on market research from the Bear Stearns Insurance Investment Banking Department, the average insurance company stock price reflects a value equal to 8 to 12 times net income and/or 1.5 to 2.0 times shareholders' equity. Based on 1995 results and those multiples, North East's stock should be valued between three and five dollars ($3-5) per share. However, given the problems discussed above, and the lack of liquidity for North East's stock, the market has undervalued the stock, and we believe will continue to do so until the following occurs:

          (a)  Removal of the 810,000 shares from the Non-Voting
Trust. Enabling these shares to be voted will provide operating flexibility for North East to implement a conservative business plan aimed at increasing surplus and net premiums earned;

          (b) Reduction of underwriting expenses as a percentage of net premiums earned; and

          (c) Growth in the existing business lines by a measurable amount on a consistent basis.

     All of these events may attract new investors to North East, and will serve the best interests of the policyholders while maximizing shareholder value. Ballantrae's operating plan for removing these impediments to profitability and growth is discussed below.

     C.   Operating Plan

     The operating plan discussed below is a statement of Ballantrae's general intentions for North East and for the general types of actions it would support management in executing on behalf of the insureds and the stockholders, including
Ballantrae. If the Bureau approves the transaction, Ballantrae hopes to be in a position to work with management to implement this plan (with input and changes from management, as appropriate).

     All of the following items below are designed to reduce the underwriting expense ratio to a level closer to industry averages. Most of the items target increased net premiums earned based on a modest growth plan of ten to fifteen percent (10-15%) per year. We believe that a three to five (3-5) year plan with this type of growth will enable North East to be consistently profitable beginning in two to three (2-3) years.

     1.   Lines of Business.

     We anticipate that North East will continue to pursue established lines of business that have produced reasonable historical results, such as Private Passenger Automobile, Commercial Automobile, Commercial Multi-Peril, and General
Liability.

     2.   Marketing.

     Ballantrae believes that North East should continue to market its products through independent agents. Wholesale brokers and general agencies may be considered based upon the loss ratio of their existing business and the experience of their principals. We would expect that management would continue to be very selective in expanding its agency force. A solid reputation and financial strength should be prerequisites to obtaining and retaining a contract to represent North East.

     3.   A.M. Best Rating.

     Ballantrae would like to assist management in working with A.M. Best to improve the rating of North East, either immediately or over time. Ballantrae believes that improving the current "D" rating is critical to improving the quality of the business that North East is able to obtain.

     4.   American Colonial Insurance Company.

     The American Colonial Insurance Company ("ACIC"), under an agreement with the Insurance Department of the State of New York, ceased writing business in May 1990. Ballantrae would like to work with management of North East to have that agreement rescinded by the New York State Insurance Department. Ballantrae anticipates that additional capital would need to be raised. Ballantrae expects to make all required filings with the Insurance Department in the State of New York in the very near future.

     5.   Total Premium Growth.

     Ballantrae expects that all of the above items would generate premium growth of ten to fifteen percent (10-15%) per year. Ballantrae would like to limit expansion to this type of slow, prudent growth because it currently believes that growth substantially in excess of these levels may be difficult to manage profitably and may not be in the long-term interests of the shareholders or the insureds.

     6.   Technology.

     Ballantrae will review or ask management to review the computer capabilities of North East and consider any necessary improvements and investments in order to establish an efficient method of processing business. Ballantrae remains committed to supporting the use of technology wherever possible to improve North East's expense ratio and to better serve the policyholders.

     7.   Surplus.

     The members of Ballantrae Partners have significant experience in raising and investing capital for companies and for making investments substantially larger than the proposed investment in North East. The members of Ballantrae, primarily through their employment at JER, Bankers Trust, Trammell Crow, The Blackstone Group and Lazard Freres, have invested on behalf of, or assisted in the investment of, over $3 billion of capital from clients and partners, including Goldman Sachs, First Boston, Lehman Brothers, General Motors Pension Fund, California State Teachers Retirement Systems, the State of Michigan Pension Fund and many other institutional and individual investors.
Ballantrae believes that raising additional capital and/or access to the capital markets at the right time and at a fair price may be a critical ingredient in any expansion of premium written and enhanced profitability for North East. Ballantrae believes that the experience of its members (raising and investing) may be useful to North East in any effort it may undertake to raise capital.

     Until Ballantrae secures additional information about North East and has discussions with management and the Board of North East, however, it would be premature to comment about the methods it might recommend or the price at which it or its members might be willing to assist North East in raising capital, if necessary. For example, a rights offering to existing shareholders could be a very desirable option in this case. The members of Ballantrae also have sufficient capital to participate in any such an offering. In any private placement of stock to a select group of investors, Ballantrae would not anticipate the need for the assistance of a placement agent or an underwriter. If Ballantrae were to assist in raising equity through its contacts in the investment community, it would expect that any new investors would be largely interested because Ballantrae would be committing its own capital on generally the same terms as the new investors. In such cases, the members appreciate fully a fiduciary obligation to both the new shareholder(s) and the existing shareholders of North East and would work with the Board of North East to effect a fair transaction for all participants.

     In summary, if management determines that additional capital is required, Ballantrae is committed to assisting management in raising such capital.

     8.   Liquidity.

     Ballantrae also would like to work with North East to attract investment banks and thereby increase analyst coverage of North East. This may begin to attract institutional investors to North East and increase liquidity for North East's stock. The members of Ballantrae have over twenty (20) years of combined investment banking experience to assist in this endeavor.

     9.   Management.

     Ballantrae, at the current time, would like to work with the management to execute this plan to maximize shareholder value, while protecting the interests of the insureds. However, there can be no assurances that management will be interested in supporting Ballantrae's plan. It is possible that certain aspects of this plan may already be in process of being implemented, in which case, Ballantrae would obviously support these efforts.

     After reviewing the operations of North East for the past month and developing this plan, however, Ballantrae has decided that it would request that North East expand its Board by adding the three members of Ballantrae and an adviser to Ballantrae to the Board: namely, Murry N. Gunty, Deborah Harmon, Jonathan Kern and Reginald Strickland.

     In summary, Ballantrae believes that approval of this transaction and the related removal of the stock from the Trust will increase the opportunity for North East to take the necessary steps to move towards recurring profitability. A critical element in that process involves reducing underwriting expenses to more reasonable industry standards. Ballantrae believes the foregoing can be accomplished through some cost cutting, but primarily through slow, steady, conservative premium growth of ten to fifteen percent (10-15%) per year. If this is implemented, Ballantrae believes North East will reach a level of premium value in three to five (3-5) years that will enable it to reduce the expense ratio to industry standards and become a safe, profitable company for the policyholders in Maine and all of its stockholders.